UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-146157
MOBILE SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)
700 North Brand Boulevard, Suite 1000
Glendale, California 91203
(818) 253-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9 3/4% Senior Notes due 2014
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 30
* This form is filed by Mobile Mini, Inc. (“Mobile Mini”) in connection with and pursant to the merger of Mobile Services Group, Inc. with and into Mobile Mini, with Mobile Mini being the surviving corporation, to indicate that Mobile Services Group, Inc. will no longer be required to file reports under the Securities Exchange Act of 1934, as amended.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Mobile Mini, Inc., a Delaware corporation and the successor by merger to Mobile Services Group, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: June 27, 2008

MOBILE MINI, INC. (as successor by merger to Mobile Services Group, Inc.)
By:	/s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Executive Vice President and Chief Financial Officer